UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                               Rykoff-Sexton, Inc.
                                 (Name of Issuer)

                      Common Stock, Par Value $.10 Per Share
                          (Title of Class of Securities)

                                    783759103
                                  (CUSIP Number)

                             David M. Abramson, Esq.
                    Senior Vice President and General Counsel
                            9830 Patuxent Woods Drive
                             Columbia, Maryland 21046
                                  (410) 312-7100

             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 30, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box: [__]







         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JP Foodservice, Inc.
              I.R.S. Identification No. 52-1634568

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [__]
              (b)  [__]

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

              WC, OO (See Item 3)

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

              5,564,140 shares (1) (See Item 5)

         8.   SHARED VOTING POWER

              0

         9.   SOLE DISPOSITIVE POWER

              5,564,140 shares (1) (See Item 5)

         10.  SHARED DISPOSITIVE POWER

              0










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         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              5,564,140 shares (1) (See Item 5)

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.6% (2)

         14.  TYPE OF REPORTING PERSON

              HC, CO

              (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"). Beneficial own-ership of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the Rykoff Stock Option Agreement described in Item 4 hereof. JP Foodservice, Inc. ("JP") expressly disclaims any beneficial ownership of such shares of Rykoff Common Stock which are ob-tainable by JP upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

              (2) Gives effect to the issuance of Rykoff Common Stock subject to the Option.





























         Item 1.   Security and Issuer

              This statement relates to shares of common stock, par value $.10 per share (the "Rykoff Common Stock"), of Rykoff-Sexton, Inc. ("Rykoff"). The address of Rykoff's principal executive offices is 613 Baltimore Drive, Wilkes-Barre, Penn-sylvania 18702.

         Item 2.   Identity and Background

              (a) - (c) and (f).  This Schedule 13D is being filed by
         JP Foodservice, Inc., a corporation organized and existing un-der the laws of the State of Delaware ("JP"). JP is a broad-line distributor of food and related products to restaurants and other institutional foodservice establishments primarily in the Mid-Atlantic, Midwestern and Northeastern regions of the United States. JP's principal business and offices are located at 9830 Patuxent Woods Drive, Columbia, Maryland 21046.

              Each executive officer and each director of JP is a citi-zen of the United States. The name, business address, and present principal occupation of each executive officer and di-rector is set forth in Annex A to this Schedule 13D and spe-cifically incorporated herein by reference.

              Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of JP.

              (d) - (e). During the last five years, neither JP nor, to the best knowledge of JP, any executive officer or director of JP, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of com-petent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration

              Pursuant to the Rykoff Stock Option Agreement described in
         Item 4 (the "Rykoff Stock Option Agreement"), Rykoff has granted to JP the Option to purchase up to 5,564,140 shares of Rykoff Common Stock at a price of $25.305 per share, exercis-able only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Rykoff Common Stock currently covered thereby would require aggregate funds of approximately $140,800,563. If JP were to purchase









         shares of Rykoff Common Stock pursuant to the Rykoff Stock Op-tion Agreement, JP currently anticipates that such funds would be provided from JP's working capital and from borrowings from other sources yet to be determined.

         Item 4.   Purpose of Transaction

              On June 30, 1997, JP, Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JP ("Acquisi-tion"), and Rykoff entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"), pursuant to which Rykoff will be merged with and into Acquisition (the "Merger"). On September 3, 1997, the parties to the Merger Agreement entered into Amendment No. 1 to ("Amendment No. 1"). On November 5, 1997, the parties to the Merger Agreement entered into Amend-ment No. 2 to Agreement and Plan of Merger ("Amendment No. 2").

              As a result of the Merger, each outstanding share of Rykoff Common Stock (excluding treasury and certain other shares) will be converted into 0.775 shares of common stock, par value $.01 per share, of JP ("JP Common Stock"). Consumma-tion of the Merger would result in the Rykoff Common Stock ceasing to be listed on the New York Stock Exchange (the "NYSE") and the termination of registration of such securities pursuant to the Act.

              The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement, as originally executed and delivered, is included as Exhibit 1 hereto and is hereby incorporated herein by reference. Amendment No. 1 is included as Exhibit 1.1 hereto and is hereby incorporated herein by reference. Amend-ment No. 2 is included as Exhibit 1.2 hereto and is hereby in-corporated herein by reference.

              As a condition and inducement to JP's entering into the Merger Agreement (and a reciprocal stock option agreement), Rykoff entered into the Rykoff Stock Option Agreement with JP. Pursuant to the Rykoff Stock Option Agreement, Rykoff has granted to JP the Option to purchase up to 5,564,140 shares (the "Option Shares") of Rykoff Common Stock at a price of $25.305 per share, exercisable only upon the occurrence of cer-tain events. The number of Option Shares is subject to adjust-ment by reason of any stock dividend, stock split, recapital-ization, merger, rights offering, share exchange or other change in the corporate or capital structure of Rykoff. Under certain circumstances set forth in the Rykoff Stock Option Agreement, JP, as grantee of the Option, may surrender the Op-tion to Rykoff in exchange for a formula payment based on the


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         difference (reduced by the amount of any termination fee paid by Rykoff to JP pursuant to the Merger Agreement) between (x) the price paid to Rykoff or its stockholders in certain compet-ing transactions involving the acquisition of Rykoff and (y) the exercise price of the Option. The Rykoff Stock Option Agreement is included as Exhibit 2 hereto and is hereby incor-porated herein by reference.

              Pursuant to the Merger Agreement, the directors and offic-ers of Acquisition immediately prior to the consummation of the Merger will be the initial directors and officers of Acquisi-tion, the wholly-owned subsidiary of JP that will be the sur-viving corporation in the Merger, each to hold office in ac-cordance with the surviving corporation's certificate of incor-poration and by-laws. The Merger Agreement also provides that the Certificate of Incorporation and by-laws of Acquisition, as in effect immediately prior to consummation of the Merger, will be the Certificate of Incorporation and by-laws of such surviv-ing corporation in the Merger, in each case until thereafter amended in accordance with applicable law, except that (i) Ar-ticle First of the Certificate of Incorporation of the surviv-ing corporation shall be amended to provide that the name of the surviving corporation shall be "Rykoff-Sexton, Inc." and
         (ii) the Certificate of Incorporation and By-laws of the sur-viving corporation will be amended to contain the provisions with respect to indemnification set forth in the Certificate of Incorporation of Rykoff and the Amended and Restated By-Laws of Rykoff (in each case as in effect on, and provided to JP prior to, June 30, 1997) which provisions will not be amended, re-pealed or otherwise modified, except as required by law, for a period of six years from the effective time of the Merger (the "Effective Time") in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time are or were directors or officers of Rykoff or its subsidiaries or any of its predecessors.

              Pursuant to the Merger Agreement, Rykoff has agreed, dur-ing the period prior to the Effective Time, that neither it nor its subsidiaries shall pay dividends except for semi-annual cash dividends on Rykoff Common Stock not in excess of $0.03 per share and certain intercompany dividends.

              Except as set forth in this Item 4, JP has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

              The preceding summary of certain provisions of the Merger Agreement, Amendment No. 1, Amendment No. 2 and the Rykoff Stock Option Agreement, copies of which are filed or incorpo-rated by reference as exhibits hereto, is not intended to be









         complete and is qualified in its entirety by reference to the full text of such agreements.

         Item 5.   Interest in Securities of the Issuer

              (a) and (b). Pursuant to the Rykoff Stock Option Agree-ment, JP has the right, exercisable only in certain circum-stances, none of which has occurred as of the date hereof, to acquire up to 5,564,140 shares of Rykoff Common Stock (subject to adjustment as described in Item 4), which represents benefi-cial ownership of approximately 19.9% of the shares of Rykoff Common Stock currently outstanding. If JP were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the option granted under the Rykoff Option Agreement is exer-cisable, JP disclaims beneficial ownership of such shares of Rykoff Common Stock subject to the Rykoff Stock Option Agree-ment. In addition, in connection with the proposed merger, JP has entered into a Support Agreement with certain stockholders of Rykoff. See Item 6.

              To the best of its knowledge, no executive officer or di-rector of JP beneficially owns any shares of Rykoff Common Stock.

              (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of Rykoff Common Stock by JP, or, to the best knowledge of JP, any of JP's executive officers and directors during the past 60 days.

              (d) As described in Item 6, the ML Investors (as defined in Item 6) may be deemed to be beneficial owners of shares of Rykoff Common Stock and, subject to the Support Agreement de-scribed therein, have the right to receive dividends and pro-ceeds from the sale of such shares.

              (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer

                   On June 30, 1997, in connection with the execution of the Merger Agreement, certain stockholders of Rykoff (the "ML Investors"), holding in the aggregate approximately 36.4% of the outstanding shares (the "ML Shares") of Rykoff Common Stock as of such date, entered into a Support Agreement (as amended and restated, the "Support Agreement"), dated as of June 30, 1997, with JP, and acknowledged by Rykoff. The ML Investors are comprised of Merrill Lynch Capital Partners, Inc., Merrill










         Lynch Capital Appreciation Partnership No. B-XVIII, L.P., Mer-rill Lynch KECALP L.P. 1994, ML Offshore LBO Partnership No. B-XVIII, ML IBK Positions, Inc., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1991, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., ML Offshore LBO Partnership No. XIII, ML Employees LBO Partner-ship No. I, L.P., Merrill Lynch KECALP L.P. 1987 and Merchant Banking L.P. No. II. Pursuant to the Support Agreement, each ML Investor has agreed to vote all shares of Rykoff Common Stock held by it for approval and adoption of the Merger Agree-ment and the Merger at the meeting of the stockholders of Rykoff to be called and held to consider such adoption and ap-proval. In addition, the ML Investors have agreed not to take certain actions during the term of the Support Agreement (or certain periods thereof) relating to the disposition of the businesses or assets of Rykoff or JP or their respective sub-sidiaries, or the acquisition of the voting securities of Rykoff or JP or their respective subsidiaries, or the merger or consolidation of Rykoff or JP or any of their respective sub-sidiaries with or into any corporation or other entity, other than the Merger or related transactions. The Support Agreement will terminate in the event that the Merger Agreement is termi-nated in accordance with its terms.

              JP disclaims beneficial ownership of the ML Shares.

              The preceding summary of the Support Agreement is quali-fied in its entirety by reference to the full text of such Sup-port Agreement, which is included as Exhibit 3 hereto and is hereby incorporated herein by reference.

                   A copy of the Rykoff Stock Option Agreement is in-cluded as Exhibit 2 hereto and is incorporated herein by refer-ence. The rights and obligations of Rykoff and JP under the Rykoff Stock Option Agreement are subject to all required regu-latory approvals.

                   A copy of the Merger Agreement is included as Exhibit 1 hereto, a copy of Amendment No. 1 is included as Exhibit 1.1 hereto and a copy of Amendment No. 2 is included as Exhibit 1.2 hereto, and each is incorporated herein by reference.

                   Except as set forth in Items 3, 4, 5 and 6, neither JP nor, to the best knowledge of JP, any of its directors or executive officers has any contracts, arrangements, understand-ings or relationships (legal or otherwise) with any other per-son with respect to any securities of Rykoff.












         Item 7.  Materials to be Filed as Exhibits

                1. Agreement and Plan of Merger, dated as of June 30, 1997, by and among JP Foodservice, Inc., Hudson Ac-quisition Corp. and Rykoff-Sexton, Inc. (incorpo-rated by reference to Exhibit 1 to the Schedule 13D of JP Foodservice, Inc. filed on July 3, 1997).

              1.1. Amendment No. 1 to Agreement and Plan of Merger, dated as of September 3, 1997, by and among JP Food-service, Inc., Hudson Acquisition Corp. and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit
                    1.1 to the Schedule 13D of JP Foodservice, Inc. filed on September 9, 1997).

              1.2. Amendment No. 2 to Agreement and Plan of Merger, dated as of November 5, 1997, by and among JP Food-service Inc., Hudson Acquisition Corp. and Rykoff-Sexton, Inc.

                2. Stock Option Agreement, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., as issuer, and JP Foodservice, Inc., as grantee (incorporated by reference to Exhibit 2 to the Schedule 13D of JP Foodservice filed July 3, 1997).

                3. Amended and Restated Support Agreement, dated as of June 30, 1997, by and between JP Foodservice, Inc. on the one hand, and the stockholders of Rykoff-Sexton, Inc. listed on the signature pages thereto, on the other hand, and acknowledged by Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 3 to the Schedule 13D of JP Foodservice, Inc. filed on September 9, 1997).

























                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         November 7, 1997


                                       JP FOODSERVICE, INC.


                                       /s/ David M. Abramson

                                       David M. Abramson
                                       Senior Vice President and
                                         General Counsel










































                                                                 ANNEX A



                             Identity and Background


              The following table sets forth the names, addresses and principal occupations of the executive officers and directors of JP Foodservice, Inc. ("JP"). Except as set forth below, the principal business address of each such director and executive officer is the address of JP, 9830 Patuxent Woods Drive, Colum-bia, Maryland 21046. Each of such directors and executive of-ficers is a citizen of the United States.

                                   DIRECTORS

    Name and Business Address    Present Principal Occupation or Employment

    Lewis Hay, III               Senior Vice President and Chief Financial
                                 Officer, JP Foodservice, Inc.

    Mark P. Kaiser               Senior Vice President--Sales, Marketing
                                 and Procurement, JP Foodservice, Inc.

    Jeffrey D. Serkes            Vice President and Treasurer,
      Old Orchard Road           International Business Machines
      Armonk, NY 10604           Corporation

    James L. Miller              Chairman of the Board of Directors, Presi-
                                 dent and Chief Executive Officer, JP Food-service, Inc.

    David M. Abramson            Senior Vice President and General Counsel,
                                 JP Foodservice, Inc.

    Dean R. Silverman            President, Dean & Company Strategy
      Fairfax Square,            Consultants, Inc.
      Tysons Corner
      8065 Leesburg Pike
      Fifth Floor
      Vienna, VA  22182

    Michael J. Drabb             Executive Vice President, O'Brien Asset
      520 Broad Street           Management, Inc.
      Suite A07S
      Newark, NJ 07102-3184

    Eric E. Glass                Chairman of the Board, The Taney
      5130 Allendale Lane        Corporation; Chairman of the Board,









      P.O. Box 29                Monocacy Bancshares, Inc.
      Taneytown, MD 21757

    Paul I. Latta                Senior Vice President, Rouse Company
      10275 Little Patuxent
        Parkway
      Columbia, Maryland 21044




















































                               EXECUTIVE OFFICERS

    Name and Business Address    Present Principal Occupation or Employment

    James L. Miller              Chairman of the Board of Directors, Pres-
                                 ident and Chief Executive Officer

    Lewis Hay, III               Senior Vice President and Chief Financial
                                 Officer

    Mark P. Kaiser               Senior Vice President--Sales, Marketing
                                 and Procurement

    David M. Abramson            Senior Vice President and General Counsel

    George T. Megas              Vice President--Finance











































         Item 7.  Materials to be Filed as Exhibits

                1. Agreement and Plan of Merger, dated as of June 30, 1997, by and among JP Foodservice, Inc., Hudson Ac-quisition Corp. and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D of JP Foodservice, Inc. filed on July 3, 1997).

              1.1. Amendment No. 1 to Agreement and Plan of Merger, dated as of September 3, 1997, by and among JP Foodservice, Inc., Hudson Acquisition Corp. and Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 1.1 to the Schedule 13D of JP Foodservice, Inc. filed on September 9, 1997).

              1.2. Amendment No. 2 to Agreement and Plan of Merger, dated as of November 5, 1997, by and among JP Foodservice Inc., Hudson Acquisition Corp. and Rykoff-Sexton, Inc.

                2. Stock Option Agreement, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., as issuer, and JP Foodservice, Inc., as grantee (incorporated by reference to Exhibit 2 to the Schedule 13D of JP Foodservice filed July 3, 1997).

                3. Amended and Restated Support Agreement, dated as of June 30, 1997, by and between JP Foodservice, Inc. on the one hand, and the stockholders of Rykoff-Sexton, Inc. listed on the signature pages thereto, on the other hand, and acknowledged by Rykoff-Sexton, Inc. (incorporated by reference to Exhibit 3 to the Schedule 13D of JP Foodservice, Inc. filed on September 9, 1997).



















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